77C.


SHAREHOLDER MEETING RESULTS
2004 Annual Shareholder Meeting

The Fund held its annual meeting of shareholders on June 10, 2004. At the annual meeting, the Fund's shareholders elected seven Directors.

The result of, the voting at the annual meeting was as follows:

Nominee                    Shares Voted For      Withheld Authority
Thomas L. Bindley             5,589,702               83,736
Richard M. Burridge, Sr.      5,578,543               94,896
Adela Cepeda                  5,588,217               85,221
Patrick P. Coyne              5,587,007               86,431
Roger J. Deshaies             5,588,439               84,999
H. Thomas McMeekin            5,584,563               88,876
Daniel R. Toll                5,582,264               91,174